
May 18, 2015

Via E-mail
Denise Cade
Senior Vice President, General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

> **Re: SunCoke Energy Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed April 22, 2015**
> **File No. 333-203562**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 1-35782**

Dear Ms. Cade:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note although you disclose on page five that you have no partnership securities outstanding (other than common units), you are registering partnership securities as part of a secondary offering. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering of partnership securities cannot be made on an unallocated basis. Please revise your

Denise Cade
SunCoke Energy Partners, L.P.
May 18, 2015
Page 2

registration statement and your legal opinion to reflect the specific amounts and types of securities you are registering in your secondary offering. For further guidance please see Questions 228.03 and 228.04 of the Securities Act Rules C&DI.

Calculation of Registration Fee

2.   We note your disclosure in footnote 4 to the Registration Fee Table that the aggregate amount of common units registered is "further limited to what is permissible under Rule 415(a)(4) of the Securities Act." Given that you appear to meet the requirements set forth in Form S-3, it is unclear how the aggregate amount of your at-the-market offering is restricted. Please either supplementally explain this sentence or delete it.

Prospectus Cover Page

3.   Your disclosure that "the selling unitholder named in this prospectus or *in any supplement to this prospectus* may… offer and sell" securities being registered indicates that there may be selling unitholders in addition to Sun Coal & Coke LLC. If you are relying on Rule 430B to omit the names of these other selling unitholders, please revise your disclosure here to more specifically identify the initial offering transaction or transactions pursuant to which the securities to be offered were sold. See Rule 430B(b)(2)(iii) of the Securities Act.

Information We Incorporate by Reference, page ii

4.   Please include all Form 8-Ks filed since January 1, 2015 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Description of the Preferred Units, page 4

5.   We note you disclose here and under Description of Partnership Securities on page five that your partnership agreement authorizes you to issue "additional limited partner interests and other equity securities." Given that Section 1.1 of your First Amended and Restated Agreement of Limited Partnership (filed on Form 8-K on January 17, 2013) indicates that limited partner interests may include "any class or series of equity interest in the Partnership," please expand upon your description of these "other equity securities" and include them in the fee table and cover page as necessary. Additionally, all securities to be issued upon exchange or conversion should be registered and listed in the table.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis
Our Focus and Outlook for 2015, page 39

6.   You present Adjusted EBITDA that you expect to achieve in 2015. Please present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Domestic Coke – Adjusted EBITDA, page 44

7.   We note that coal-to-coke yields have impacted Adjusted EBITDA in each period. Please expand your discussion to explain the underlying causes of these yield changes.

Adjusted EBITDA, page 80

8.   We note you have attempted to address the important limitations of Adjusted EBITDA as an analytical tool rather than as a measure of the operating performance of the Partnership. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Financial Statements
Notes to the Financial Statements
Note 8. Cash Distributions and Net Income Per Unit
Earnings Per Unit, page 69

9.   Please show us how you calculated your net income per limited partner unit amounts for the year ended December 31, 2014. Please explain why the limited partners' earnings on common units divided by the weighted average limited partners common units outstanding does not equal the net income per limited partner common unit amount disclosed.

Form 10-Q for the Period Ended March 31, 2015

Granite City Dropdown, page 6

10.   Please clarify the nature of the adjustments to equity for the acquisition of an interest in Granite City on your statement of equity. In this regard, it may be helpful to disclose the historical cost of the assets you acquired. Please show us how you determined the

adjustment amounts. Please address this comment as it relates to your supplemental audited financial statements included in your Form 8-K dated April 30, 2015.

Liquidity and Capital Resources, page 22

11.   You disclose that as of March 31, 2015 you were in compliance with all applicable debt covenants contained in the Partnership Revolver and that you do not anticipate violation of these debt covenants. You also disclose note that on April 21, 2015 you amended the revolving credit facility to increase the maximum consolidated leverage ratio from 4.00:1.00 to 4.50:1.00. Please reconcile these disclosures with the information contained in your earnings call held on April 23, 2015, which indicates that you may exceed the new maximum consolidated leverage ratio. Please also address the following:
- If you receive any waivers for your debt covenants, disclose the terms of the waiver including how long the terms of the covenants were specifically waived;
- Disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and
- Disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
Gillian A. Hobson, Esq.
Vinson & Elkins LLP